

February 26, 2014

Via E-mail
Mr. Gregory A. Hann
Executive Vice President and Chief Financial Officer
Wesco Aircraft Holdings, Inc.
27727 Avenue Scott
Valencia, CA 91355

> **Re:** **Wesco Aircraft Holdings, Inc.**
> **Form 10-K**
> **Filed December 10, 2013**
> **File No. 1-35253**

Dear Mr. Hann:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended September 30, 2013

General

1. Please revise the cover page of your future filings to correct your File Number.

Management's Discussion and Analysis, page 37

Fluctuations in Cash Flow, page 40

2. In response to comment 2 in your letter dated July 22, 2013, you agreed to provide additional disclosures regarding changes in your inventory balance. It appears that these additional disclosures are provided on page 40. You note that cost of sales as a percentage of inventory is a useful measure. In this regard, please address the following:

- Cost of sales as a percentage of inventory increased by 3.5% from fiscal 2011 to fiscal 2012 and then subsequently decreased by 1.8% from fiscal 2012 to fiscal 2013. Please expand your disclosures to better explain what caused this decrease in fiscal 2013 and your basis for determining that this continues to reflect a positive trend in inventory management. For example, to the extent that any significant new customer contracts have impacted this measure, please discuss these contracts; and
- Please also disclose and discuss this measure in your interim filings. In this regard, we note that that the change in inventories of $40.8 million caused you to actually use $26.1 million of operating cash flows during the period ended December 31, 2013 compared to operating cash flows generated of $4.1 million during the period ended December 31, 2012. It is unclear how you concluded on page 14 of the Form 10-Q for the period ended December 31, 2013 that the strategic inventory purchases had only "a modest negative impact on our cash flows."

Please revise future filings accordingly.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 71

3. In connection with the sales of products, you often provide certain supply chain management programs. These services are provided exclusively in connection with the sales of products, and as such, the price of such services is generally included in the price of the products delivered to the customer. You do not account for these services as a separate element, as the services do not have stand-alone value and cannot be separated from the product element of the arrangement. Please expand your disclosures to clarify the typical length of time over which these supply chain management services are provided and when you record revenues related to this combined unit in light of these services pursuant to ASC 605-25-25-6.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Nudrat Salik at (202) 551-3692, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345, or Jay Ingram, Legal Branch Chief, at (202) 551-3397, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief